EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

The following is a list of subsidiaries of the Company after giving effect to the Recapitalization described in the Prospectus:

Name	Jurisdiction of Organization

IBG LLC	Connecticut, USA

The following is a list of subsidiaries of IBG LLC:

Name	Jurisdiction of Organization

Timber Hill LLC(1)	Connecticut, USA
Interactive Brokers LLC(2)	Connecticut, USA
Interactive Brokers Canada Inc.	Canada
Interactive Brokers (U.K.) Limited	United Kingdom
Timber Hill Europe AG	Switzerland
Timber Hill Securities Hong Kong Limited	Hong Kong
Timber Hill Australia Pty Limited	Australia
Timber Hill Canada Company	Canada
Interactive Brokers Hungary Kft	Hungary
IB Exchange Corp.	Delaware, USA

(1)     IBG LLC owns 99.99% and Thomas Peterffy owns 0.01%.

(2)     IBG LLC owns 99.9% and Thomas Peterffy owns 0.1%.

The following is a list of subsidiaries of Timber Hill Europe AG:

Name	Jurisdiction of Organization

Timber Hill (U.K.) Limited	U.K.